                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER 2010

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA FINALIZES AGREEMENT TO RAISE TELECOM ARGENTINA STAKE

Rome, 14 October 2010

Telecom Italia announces the formalization yesterday of an agreement to increase its stake in Sofora Telecomunicaciones S.A. – the holding company which controls Telecom Argentina – from 50% to 58% of the company’s capital.

Antitrust and TLC Regulatory authorities, on the basis of provisions stipulated in an agreement reached on the 5th of August 2010 between Telecom Italia and its Argentine partner, Werthein - described in a press release distributed on that date – have approved the transaction that will allow Telecom Italia to acquire a majority stake in Sofora and, consequently, control of Telecom Argentina.

The increase in the Sofora stake does not call for any cash disbursement by Telecom Italia and will allow the Group to consolidate “line by line” the economic results of Sofora/Telecom Argentina starting from the Fourth Quarter 2010.

In accordance with IAS/IFRS (IFRS 3 revised) accounting principles, the agreement will have a positive one-off effect on the bottom line of the Telecom Italia’s Fourth Quarter 2010 Consolidated Profit and Loss Statement of  around 250 million euro arising from the recalculation at Fair Market Value, as of the date of acquiring control, of the Sofora stake previously held. The transaction will not have an impact on the accounts of Telecom Italia S.p.A.

The Telecom Argentina Group reported in the first six months of 2010, revenues for around 1.3 billion euro with an EBITDA of approximately 400 million euro (unaudited data, reclassified according to IAS/IFRS, exchange rate is ARS/EUR 5.13).

The net financial position of the Argentine companies at 30 June was approximately 120 million euro.

Approval by national authorities comes after a lengthy and thorough examination of the regulatory background and of effects on the competitive environment, as well as commitments undertaken by both parties guaranteeing the complete separation of Telefonica and Telecom Italia as regards their activities in Argentina. Measures have been agreed upon to ensure there will be no influence or participation on the part of Telefonica in any Telecom Italia decision-making process concerning its Argentinean subsidiaries. Further, restrictions have been introduced regarding commercial and operational relations between the two Groups within the Argentinean market.

Among the most important measures, the prohibition that Telefonica and its representatives not participate in or exercise the vote in corporate board meetings of Telco, Telecom Italia and its subsidiaries when subjects related to TLC activities in the Argentinean market are addressed.  In addition, Telefonica cannot participate in the designation of administrators or directors of Telecom Italia subsidiaries in Argentina.

Finally, the agreement gives Telecom Italia full control over the management of Telecom Argentina through the appointment of the President and the Chief Executive Officer. W Group will assume responsibility for verifying full respect of the accords regarding Telecom Argentina through an independent Regulatory Compliance Committee constituted for this purpose.

As a consequence of yesterday’s transaction, Telecom Italia will relinquish its call options relating to the purchase of Sofora shares.

The Telecom Argentina Group is one of the largest telecommunications operators in Argentina and provides fixed-link public, local, national and international long distance services, cellular, Internet and data transmission services.

The Telecom Argentina Group carries out its main activities through Telecom Argentina S.A. (fixed telephony, data transmission and internet) or its subsidiaries: Telecom Personal S.A. (cellular), Nucleo S.A. (cellular in Paraguay).

Telecom Argentina S.A. is listed on the Buenos Aires (Bloomberg ticker: TECO2) and New York (Bloomberg ticker: TEO) stock exchange.

As of June 30, 2010 the Group had approximately 15.3 million mobile customers, an increase of over 13% compared to June 2009, and approximately 4.1 million wireline customers. Broadband clients at the date were approximately 1.3 million, up 15% compared to the same period of the previous year.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.it/media Telecom Italia Investor Relations +39 06 3688 3113 http://www.telecomitalia.it/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2010-2012 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      October 14th, 2010

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager